SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Norstan, Inc.

(Name of Subject Company)

Norstan, Inc.

(Name of Person Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

656535101

(CUSIP Number of Class of Securities)

Scott G. Christian

President and Chief Executive Officer
Norstan, Inc.
5101 Shady Oak Road
Minnetonka, Minnesota 55343
Telephone: 952-352-4000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy To:

Martin R. Rosenbaum
Paul D. Chestovich
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Telephone: 612-672-8200

          ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information.

      The name of the subject company is Norstan, Inc., a Minnesota corporation (“Norstan”). Norstan’s principal executive offices are located at 5101 Shady Oak Road, Minnetonka, Minnesota 55343. Norstan’s telephone number at such offices is (952) 352-4000.

      The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Norstan’s common stock, $.10 par value (the “Common Stock”), and associated common stock purchase rights issued pursuant to the Amended and Restated Rights Agreement by and between Norstan and Norwest Bank Minnesota (n/k/a Wells Fargo Bank, N.A.), dated as of April 1, 1998 (as amended on February 28, 1999, March 23, 2001, and December 20, 2004). Such Common Stock, together with such associated purchase rights, are collectively referred to as the “Shares.” As of the close of business on December 22, 2004, there were 13,821,879 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

      The filing person is the subject company, Norstan. Norstan’s business address and business telephone number are set forth under Item 1 above.

      This Statement relates to the tender offer by SF Acquisition Co. (“Purchaser”), a wholly owned subsidiary of Black Box Corporation (“Black Box” or “Parent”), to purchase all outstanding Shares at a purchase price of $5.60 per Share (the “Offer Price”), net to the tendering shareholder in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 23, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as the same may be amended from time to time, together constitute the “Offer”), each of which is being mailed to Norstan shareholders with this Statement and filed as an exhibit to the Tender Offer Statement on Schedule TO (which, as it may be amended or supplemented from time to time, is referred to as “Schedule TO”) filed with the United States Securities and Exchange Commission (the “Commission”) on December 23, 2004.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2004, by and among Norstan, Black Box, and the Purchaser (the “Merger Agreement”). Among other things, the Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, following the purchase of and payment for a majority of the Shares outstanding pursuant to the Offer, Purchaser will be merged with and into Norstan (the “Merger”), and Norstan will be the surviving corporation (the “Surviving Corporation”).

      At the effective time of the Merger (the “Effective Time”), each Share (except for those held by Black Box, Norstan or their subsidiaries) will be converted into the right to receive the Offer Price in cash, payable without interest to the holder of such Share upon surrender of the related certificate. Shares held by Black Box, Norstan or their subsidiaries will be automatically cancelled and retired.

      The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of Norstan shareholders holding a majority of the outstanding Shares, certain regulatory approvals, and consents of certain Norstan vendors. If the Purchaser has acquired (pursuant to the Offer or otherwise) a majority of the outstanding Shares, the Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other shareholder. The Merger Agreement is summarized under Item 3 below. A copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

      Norstan reserves the right to make available information relating to the Offer and the Merger on the internet at www.norstan.com.

      The principal offices of the Purchaser and Black Box are located at 1000 Park Drive, Lawrence, Pennsylvania 15055.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between Norstan or its affiliates and (i) the Norstan executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors or affiliates, see the Information Statement pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”) that is attached as Exhibit (e)(4) to this Statement and incorporated herein by reference. In addition, shareholders should be aware of the following:

      Existing Employment Agreements. Each of Messrs. Paul Baszucki, Scott G. Christian and Robert J. Vold are currently parties to employment agreements with Norstan (collectively, the “Existing Employment Agreements”). Mr. Baszucki’s Existing Employment Agreement expires on April 30, 2005, and the Existing Employment Agreements of Messrs. Christian and Vold both expire on February 28, 2006. The base salaries under such agreements are $275,000, $350,000 and $200,000, respectively, for Messrs. Baszucki, Christian and Vold. Each Existing Employment Agreement contains a provision designed to encourage the executives to carry out their employment duties in the event of a change in control of the Company. Such provisions state that, upon a change in control, the executive’s period of employment under the Existing Employment Agreement is automatically extended to the date that is 24 months (36 months, in the case of Mr. Baszucki’s employment agreement) from the date of the change in control. Under the Existing Employment Agreements, if, after a change in control, the executive’s employment is terminated without cause or by the executive due to or after the change in control, or by him during the term of the Existing Employment Agreement as a result of (i) changes in his duties, compensation, benefits or work location, (ii) a risk of mental or physical illness posed by contractual performance of his duties, or (iii) “good reason” (as defined in the Existing Employment Agreement), the executive will receive as compensation an amount equal to twice his annual salary and incentive payment, the vesting of all shares of restricted stock, performance awards, stock-appreciation rights and stock options. Mr. Baszucki also has the right under his Existing Employment Agreement to terminate employment at any time within 18 months after a change in control, and thereupon receive the compensation and other benefits indicated above.

      Existing Severance Agreements. Each of Donna M. Warner, Michael E. Laughlin, Steven Anderson, Roger D. Van Beusekom and Alan R. Perry, each of whom is an executive officer of Norstan, is a party to an existing severance agreement with Norstan (collectively, the “Existing Severance Agreements”). Under the Existing Severance Agreements, if within one year after a “change in control,” as defined therein, (a) the employee voluntarily terminates his or her employment due to reassignment to a position of lesser rank or status or transfer to a location more than 25 miles from his or her previously principal place of employment, or because his or her base salary, incentive compensation or benefits have been reduced (unless a benefits reduction is made uniformly in a plan of general application to all of Norstan’s eligible employees), or (b) the employee is terminated “without cause,” as defined therein; then such employees shall be entitled to receive severance payments. Any severance payments under the Existing Severance Agreements would be in an amount equal to the sum of (i) the employee’s annual base salary rate in effect as of the date of termination, and (ii) the greater of either the prior year’s actual incentive payment to the employee under the incentive plan for that year applicable to such employee or 100% of the dollar amount payable to such employee under Norstan’s then-current incentive plan for the year in which such termination occurs. Any such payment shall be made in a lump sum on or before the fifth day following the date of termination.

      In addition, Jerry P. Lehrman, the Company’s Vice President and General Counsel, is a party to a severance agreement with Norstan, which is operative upon a change of control of Norstan. Under the agreement, Mr. Lehrman is entitled to terminate the agreement after a change of control and receive severance payments. Such payments will be equal to twice the sum of Mr. Lehrman’s annual base salary rate in effect as of the date of termination, or if greater, on the date immediately preceding the date that a change in control occurs, plus the greater of either his prior year’s actual incentive bonus for that year or the dollar amount payable at 100% of target under the Company’s then-current incentive plan for the year in which termination occurs. Any such payment shall be made in a lump sum on or before the fifth day following the date of termination. For up to a two-year period following termination, Mr. Lehrman is also entitled to reimbursement for reasonable expenses incurred in connection with seeking alternative employment through a reputable outplacement agent, up to a maximum of $15,000. In addition, all of Mr. Lehrman’s stock options and restricted stock shall vest upon any termination of employment.

      Term Sheets and New Severance Agreements. Each of Ms. Warner and Messrs. Christian, Vold, Laughlin, Anderson and Perry (collectively, the “Executives”) have signed term sheets outlining compensation plans for the period after the Effective Time (the “Term Sheets”) and will enter into new severance agreements with Black Box, to be effective as of the Effective Time (the “New Severance Agreements”), which will terminate their Existing Employment Agreements and Existing Severance Agreements. The obligations to and of Messrs. Baszucki, Van Beusekom and Lehrman under their existing agreements, including their change-of-control arrangements, will continue to apply after the Merger.

      The Term Sheets provide that the Executives will continue to receive their existing base salaries through the fiscal year ending March 31, 2006 and will be eligible for bonuses which may be awarded pursuant to bonus, incentive or similar plans. The Term Sheets also provide that, subject to Black Box shareholder approval, the foregoing Executives will receive grants of non-qualified stock options to purchase shares of common stock of Black Box in the amount of 20,000 shares (50,000 shares in the case of Mr. Christian), each with a three-year vesting schedule. Each Executive, other than Mr. Christian, is subject to a one-year non-competition and non-solicitation agreement effective upon termination of employment. Mr. Christian will be subject to a two-year non-competition and non-solicitation agreement effective upon termination of employment.

      Pursuant to the New Severance Agreements, the Executives will waive and render inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the change-in-control provisions in their existing agreements. In addition, the New Severance Agreements will provide that, if there is a change in control of Black Box prior to the three-year anniversary of the Effective Time, or an Executive’s employment is terminated without cause prior to the one-year anniversary of the Effective Time, the Executive shall be entitled to receive a severance payment in an amount equal to such Executive’s annual base salary rate in effect on the date of termination, plus incentive bonus. In the event an Executive is terminated without cause after the one-year anniversary of the Effective Time, such Executive will be entitled to severance pay (except in the case of a change in control) equal to one year (in the case of Mr. Christian), nine months (in the case of Mr. Vold) or six months (in the case of the other Executives) of base salary or the Surviving Corporation’s then-current severance policy, whichever is greater. The New Severance Agreements will further provide that each of the Executives will receive a retention bonus for remaining in the employ of the Surviving Corporation after the Merger. Mr. Christian’s retention bonus will be $714,000, payable in three installments of $238,000 each. The other Executives will receive a retention bonus in an amount equal to 50% of the amount payable under their existing severance agreements upon a qualifying change in control payable in four equal installments (in the case of Mr. Vold) or three equal installments (in the case of the other Executives).

      Tender and Voting Agreement. Each of the Company’s executive officers and directors, in connection with the execution and delivery of the Merger Agreement, entered into Tender and Voting Agreement (the “Tender and Voting Agreement”) with Black Box and Purchaser, dated as of December 20, 2004. Pursuant to the Tender and Voting Agreement, Norstan’s executive officers and directors agreed to tender their Shares to Purchaser (including unvested shares of restricted Common Stock upon any event causing such Shares to vest). Each such individual also agreed to vote in favor of the Offer, Merger, Merger Agreement and transactions contemplated thereby, and also granted to Black Box and its designees an irrevocable proxy to vote their tendered Shares in accordance with the foregoing. A summary of the Tender and Voting Agreement is contained under the caption “The Merger Agreement and Other Agreements,” in Section 13 of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

      The Merger Agreement. This summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 13 and 14 of the Offer to Purchase which is filed as Exhibit (a)(1) to Schedule TO (which is being mailed to shareholders together with this Statement) all of which are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

      The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer in a number equal to a majority of the Company’s fully diluted number of Shares, Black Box will be entitled to designate such number of directors, rounded up to the next whole number, on the Company’s board of directors as is equal to the product obtained by multiplying (i) the total number of directors by (ii) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. In furtherance thereof, upon Purchaser’s request, Norstan and its board of directors shall promptly increase the size of its board of directors, secure the resignations of such number of directors or remove such number of directors, or any combination of the foregoing, as is necessary to enable Black Box’s designees to be so elected to Norstan’s board of directors, shall cause Black Box’s designees to be so elected, and shall comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Promptly upon the first purchase of or payment for Shares by the Purchaser pursuant to the Offer (as described above), Norstan shall, if requested by Black Box, cause directors designated by Black Box to constitute at least the same percentage (rounded up to the next whole number) of each committee of Norstan’s board as is on Norstan’s board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall be, until the Effective Time, at least two members of Norstan’s board of directors who are directors on the date of the Merger Agreement, who are not employees of Norstan, and who are “disinterested” as defined in Section 302A.673, subd. 1(d) of the Minnesota Business Corporation Act.

      Following the election of Black Box’s designees to Norstan’s board of directors, prior to the Effective Time (a) any amendment or termination of the Merger Agreement by Norstan, (b) any extension or waiver by Norstan of the time for the performance of any of the obligations or other acts of Black Box or the Purchaser under the Merger Agreement or (c) any waiver of any of Norstan’s rights under the Merger Agreement, shall require the concurrence of a majority of the directors of Norstan then in office who neither were designated by Black Box nor are employees of Norstan.

      Black Box has agreed that the indemnification and exculpation provisions contained in the bylaws and the articles of incorporation of the Surviving Corporation shall be at least as favorable to individuals who immediately prior to the Effective Time were directors, officers, agents or employees of Norstan (the “indemnified parties”). To the fullest extent permitted under Minnesota law, the Surviving Corporation shall indemnify, defend and hold harmless, each indemnified party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including without limitation liability arising under the Merger Agreement or under the Exchange Act, occurring prior to the Effective Time. An indemnified person shall be entitled to control the defense of any action, suit, investigation or proceeding with legal counsel of his or her choice reasonably acceptable to the Surviving Corporation. The Surviving Corporation shall not be liable for any settlement made without its written consent. The Merger Agreement requires the Surviving Corporation to maintain in effect the Company’s existing directors’ and officers’ liability insurance covering the directors and officers of Norstan through the date that is six years after the Effective Time (the “D&O Policy”). In the event that the Surviving Corporation fails to maintain the D&O Policy, Black Box has agreed, pursuant to the Merger Agreement, to guarantee the obligations of Surviving Corporation in an aggregate amount not to exceed $10,000,000.

      Company Stock Option Agreement. In connection with the Merger Agreement, the Company entered into a Stock Option Agreement (the “Stock Option Agreement”) under which Purchaser will have the right to acquire additional shares of Norstan Common Stock in certain circumstances such that Purchaser will hold, after exercise of the option, 90% of Norstan’s outstanding shares of Common Stock.

The obligation of the Company to deliver the additional shares to Purchaser under the Stock Option Agreement is subject to the condition that, among other things, Purchaser shall have accepted for payment pursuant to the Offer shares of Common Stock constituting at least 80% of the shares of Norstan’s Common Stock then outstanding. A summary of the Stock Option Agreement is contained under the caption “The Merger Agreement and Other Agreements,” in Section 13 of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Option Agreement, the form of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

      Effect on Norstan Options. The Merger Agreement provides that, immediately prior to the Effective Time, each holder of outstanding stock options (“Norstan Options”) granted under Norstan’s 1995 Long-Term Incentive Plan (the “1995 Plan”) or otherwise, including Company directors and officers, will be entitled to receive in settlement of each such Norstan Option an amount equal to the product of: (i) the excess, if any, of the Offer Price over the per-share exercise price of such Norstan Option; and (ii) the number of Shares subject to such Norstan Option, less any applicable tax withholdings. Except as may be otherwise agreed to by Black Box and Norstan, the 1995 Plan and all other stock-option plans established by Norstan or any of its subsidiaries shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Norstan or any of its subsidiaries shall be deleted, terminated and of no further force or effect as of the Effective Time. A summary of the treatment of Norstan options under the Merger Agreement is contained under the caption “Purpose of the Offer, etc.” in Section 11 of the Offer to Purchase, which is filed herewith as Exhibit (a)(1).

      Upon completion of the Offer, the vesting of all Norstan Options will be accelerated pursuant to the terms of the 1995 Plan (the terms of any other stock-option plans and/or stock-option agreements pursuant to which such Norstan Options were granted), and the holders thereof will be permitted to exercise their Norstan Options. As of the date of the Merger Agreement, there were 1,268,696 Shares issuable upon exercise of outstanding Norstan Options with exercise prices per share less than or equal to the Offer Price (“In-the-Money Options”), of which 793,350 were held by the Norstan directors and officers; and 965,576 Shares issuable upon exercise of outstanding Norstan Options with exercise prices per share greater than the Offer Price (“Out-of-the-Money Options”). Upon completion of the Merger, pursuant to the Merger Agreement, all Norstan Options will be cancelled and holders of In-the-Money Options will be paid an aggregate of $3,342,988 (including an aggregate of $1,974,137 payable to Norstan directors and officers) in settlement of their Norstan Options, less applicable tax withholdings. Holders of Out-of-the-Money Options will not receive any consideration in settlement of their cancelled Norstan Options.

      Employee Benefits. Pursuant to the Merger Agreement, Black Box has agreed that all of the employees of Norstan and its subsidiaries who continue employment with Black Box, Norstan and Norstan’s or Black Box’s subsidiaries after the completion of the Merger (“Continuing Employees”) shall continue to be paid at their then-current base salary levels and enjoy benefits under then-current Company employee-benefit plans, as of the Effective Time, for a one-year period following the closing of the Offer. Moreover, such Continuing Employees shall receive credit for eligibility for, and the amount and vesting of, benefits under each employee-benefit plan of Black Box applicable to such employees. Nothing in the Merger Agreement shall be construed to create a right in any employee of Norstan or its subsidiaries to employment with Black Box, the Company or any other subsidiary of the Company or the Surviving Corporation. The employment of each Continuing Employee shall be “at will” employment.

      Effect on Participants in Norstan’s 2000 Employee Stock Purchase Plan. Pursuant to the Merger Agreement, offerings made under the Norstan 2000 Employee Stock Purchase Plan (the “ESPP”) shall terminate as of December 31, 2004. At the Effective Time of the Merger, in the event of any balance in payroll-deduction accounts, each participant under the ESPP shall receive a cash payment equal to such balance.

      Effect on Norstan’s Restated Non-Employee Directors’ Plan. All stock options outstanding and held by Company directors under Norstan’s Restated Non-Employee Directors’ Plan shall terminate as of the Effective Time. Holders of such options shall receive cash consideration in the Merger to the same extent as that provided to all other holders of Norstan Options, as described above under the caption “Effect on Norstan Options” above.

Item 4.	The Solicitation or Recommendation.

      (a) Recommendation of Norstan’s Board of Directors. The board of directors of Norstan (i) determined that the terms of the Offer and the Merger described herein are fair to and in the best interests of the shareholders of Norstan, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously recommended that Norstan’s shareholders accept the Offer and tender their Shares pursuant to the Offer, approve the Merger, and approve and adopt the Merger Agreement. A letter to Norstan shareholders communicating the recommendation of Norstan’s board of directors is filed herewith as Exhibit (a)(3) to this Statement, and is incorporated herein by reference.

(b)(i) Background of the Transaction.

      In June 2003, Norstan retained KeyBanc Capital Markets, a division of McDonald Investments Inc. (“KeyBanc”), to explore strategic alternatives for Norstan, including seeking a potential minority investor in or acquirer of Norstan. KeyBanc conducted a market test to explore the interest of private equity firms in acquiring a significant equity position in the Company. In October 2003, Norstan engaged KeyBanc to assist with a potential sale of the Company by means of a limited auction. Five potential acquirors of the Company submitted preliminary bids, one of which was Black Box. The Company executed an exclusivity agreement with one of the other bidders in November 2003. The Company notified Black Box of this fact, and there were no further discussions with Black Box after that time until September 2004. Negotiations with the other bidder were terminated after that party reduced its offer, and Norstan abandoned its efforts to sell its business in January 2004. Subsequently, Norstan determined to refocus its efforts on its core competencies and restore its business to profitability.

      On September 14, 2004, Scott G. Christian, our Chief Executive Officer, received an unsolicited telephone call from Fred Young, the Chief Executive Officer of Black Box. Mr. Young inquired as to the possibility of a transaction between the two companies. Mr. Christian explained that, following Norstan’s January 2004 abandonment of its efforts to engage in a transaction, the Company had not been seeking a combination transaction or sale of its business. Nevertheless, Mr. Christian indicated that he would not attempt to stop Black Box from making a serious offer for a potential transaction. Accordingly, Messrs. Christian and Young agreed to meet and discuss the combining of the two companies.

      On September 21, 2004, Norstan and Black Box executed a confidentiality agreement, and Mr. Young met in Minneapolis with Mr. Christian to continue the discussion they had begun in their telephone conversation. In this discussion, Mr. Young enumerated the strategic benefits that interested Black Box in a potential transaction with Norstan. At the conclusion of this discussion, Mr. Christian indicated that, while the Company would evaluate any offer, it was not seeking to engage in a transaction, and the Company would consider an offer only if management believed the price was adequate.

      On September 30, 2004, Mr. Young telephoned Mr. Christian to inform him that, after consideration, Black Box wished to indicate its formal interest in engaging in a potential transaction with Norstan. Messrs. Young and Christian discussed the basic structure and terms and conditions of the potential transaction proposed by Black Box. Messrs. Young and Christian also discussed other terms, including price. Mr. Christian requested that Mr. Young prepare a letter setting forth the price and other terms in writing, and Mr. Young agreed to send a letter evidencing Black Box’s intention to pursue such a transaction with Norstan.

      On October 1, 2004, Mr. Young sent a letter to Mr. Christian wherein he expressed an interest, on behalf of Black Box, in acquiring Norstan. In the letter, Mr. Young set forth Black Box’s estimation of the enterprise value of the Company of $90 million, without specifying proposed per-share consideration payable to Company shareholders, and suggested proposed terms and conditions for the transaction. The letter was not legally binding, and stated that Black Box would need to conduct due diligence regarding Norstan before it could enter into any definitive agreement. Mr. Christian, together with other executives of the Company, determined that the proposal from Black Box was not definitive enough to formally bring before the Company’s board of directors at that time.

      On October 8, 2004, Mr. Christian and Robert Vold, the Company’s Chief Financial Officer, held a telephone conversation with representatives of KeyBanc to discuss Black Box’s letter of October 1, 2004. Norstan and KeyBanc concluded the bid was too low to present to the Company’s board of directors. Subsequently, KeyBanc and Norstan sent a revised term sheet to Mr. Young on October 14, 2004, proposing a $5.75 per share offer, including payment of in-the-money options, warrants and restricted shares of Common Stock.

      On October 15, 2004, Mr. Young sent a revised letter, formally indicating Black Box’s interest in acquiring Norstan. This letter contained more specific terms and conditions than, and addressed many of the concerns raised by Norstan with regard to, the prior letter. Specifically, the letter set forth Black Box’s willingness, subject to a due-diligence examination, to engage in a cash tender offer (followed by a merger) at a price of $5.75 per share, representing an enterprise value of approximately $98 million. The letter also included a form of letter agreement whereby Norstan would agree to refrain from soliciting other acquisitions of the Company through January 10, 2005 (the “Exclusivity Letter”).

      Norstan’s executive management met on October 15, 2004, to discuss the latest materials received from Black Box with attorneys at Maslon Edelman Borman & Brand, LLP, Norstan’s outside legal counsel. At the meeting, management discussed with counsel the structure of the potential transaction, the basic terms and conditions contained in Mr. Young’s letter and the terms and legal effect of the Exclusivity Letter. Norstan notified Mr. Young by telephone that Black Box’s representatives could begin conducting its due-diligence investigation at Norstan’s offices.

      On October 18, 2004, Black Box representatives arrived at Norstan’s offices in Minnetonka, Minnesota, to perform preliminary legal and business due diligence in order to validate the consideration and other basic terms of the transaction suggested by its October 15, 2004 indication of interest. This due-diligence investigation continued through November 5, 2004.

      On October 25, 2004, Messrs. Christian, Young and other representatives from Norstan, KeyBanc and Black Box met in Minnesota to discuss the terms and conditions of the transaction then under discussion. The parties discussed general matters relating to the possible transaction, including the strategic impact of the transaction, recent developments concerning Norstan’s business, change-of-control agreements and other severance arrangements with members of Norstan’s executive management team and the change-of-control policy adopted by Norstan with respect to its employees. On October 29, 2004, Mr. Young had additional discussions with Mr. Christian regarding certain matters, including the potential synergies of an acquisition of the Company by Black Box, the strategic impact of the transaction, recent developments concerning the Company’s business, change-of-control agreements and other severance arrangements with the Company’s executive management team. On November 1, 2004, Mr. Young again met with Mr. Christian at the Company’s headquarters for further discussions.

      On November 3, 2004, and in preparation for a meeting of Norstan’s board of directors, members of Norstan’s executive management, including Messrs. Christian and Vold, met to discuss the terms and conditions of the offer communicated by Black Box in light of the recent discussions held on October 25, and the progress and apparent results of Black Box’s due diligence. At the meeting, and to assist the board in its assessment of the transaction, management prepared and reviewed outlines of two three-year financial models based on the Company continuing to operate independently as it had and, alternatively, a forecast based on moderate growth.

      On November 5, 2004, Norstan’s board of directors held a strategic planning meeting. At this meeting, the board of directors reviewed in detail the two three-year financial models referred to above.

Thereafter, Scott Christian presented Black Box’s acquisition offer as outlined in Mr. Young’s letter of October 15, 2004, as modified by the discussions held on October 25, and generally discussed the course of negotiations with Black Box dating from September 15, 2004. Upon review and discussion by the board of directors, it was determined that management should continue the negotiations with Black Box.

      On November 11, 2004, Mr. Young met with Paul Baszucki, the Chairman of the board of directors of Norstan, regarding Black Box and the future of a potential combined company.

      The management teams of Norstan and Black Box held a teleconference on November 15, 2004. The Company began to assemble documentation for an anticipated secondary and more extensive due-diligence examination by Black Box. The Company also delivered a revised version of the Exclusivity Letter to Black Box for its consideration.

      On November 16, 2004, a teleconference was held between outside counsel for Norstan, Christopher Gebhardt, Black Box’s General Counsel, and outside counsel for Black Box, in which the basic terms and conditions were discussed in greater detail, including the treatment of outstanding options and warrants to acquire shares of Norstan Common Stock, provisions restricting Norstan’s ability to solicit and negotiate alternative proposals from third parties, representations and warranties of the parties, and termination fees.

      Also on November 16, Norstan and Black Box executed the Exclusivity Letter, pursuant to which Norstan agreed to refrain from soliciting and, under certain circumstances, negotiating a potential transaction as an alternative to the potential transaction with Black Box. The Exclusivity Letter included a term sheet proposing a $5.75 per-share offer price.

      On November 17, 2004, members of the executive management teams of Norstan and Black Box met with Mr. Young to discuss the strategic plans of a combined entity, ways to maximize the benefits of such a transaction, and transitional issues. That same day, representatives of Black Box arrived in Minneapolis to begin performing a more thorough due-diligence examination of Norstan and its business.

      On November 18, 2004, Black Box’s counsel provided the Company’s counsel with a draft of certain provisions of the merger agreement regarding exclusivity, rights to terminate, termination fees and liquidated damages. On November 23, 2004, Maslon Edelman Borman & Brand, LLP, legal counsel to Norstan in connection with the proposed transaction, provided Black Box’s legal advisors with a draft merger agreement.

      On December 3, 2004, legal advisors to Black Box circulated drafts of a form of tender and voting agreement to be executed and delivered by Norstan directors and executive officers, pursuant to which they would agree to tender their shares in the offer, and a stock option agreement in favor of Black Box. The legal advisors and officers for both companies continued to negotiate provisions for such agreements.

      On December 6, 2004, Scott Christian met in Pittsburgh with certain members of Black Box’s board of directors and discussed the potential transaction and Norstan’s business and operations. On December 7, 2004, Mr. Young and other members of Black Box’s management flew to Minneapolis to meet with Norstan’s executive management team. At the meeting, the parties discussed the potential cost savings and other benefits of engaging in the transaction. In addition, the parties discussed various post-transaction strategies for integrating the combined companies and operating the new business. On December 9, 2004, Mr. Young met with Norstan’s board of directors and outlined the terms of the potential transaction and Black Box’s business and operations for the board of directors’ benefit. After the presentation and discussion among the directors, Norstan’s board of directors determined that it should continue pursuing the transaction. Norstan’s board of directors formed a special committee (the “Special Committee”) of disinterested Norstan directors in accordance with applicable provisions of the Minnesota Business Corporation Act relating to business combinations to consider and approve the proposed transaction with Black Box. Messrs. John Eickhoff, James Ousley and Frank Russomanno, all of whom are members of the board, were appointed as members of the Special Committee.

      On December 10, 2004, Mr. Young met with Norstan management to discuss product planning for a combined entity as well as certain management compensation issues, including severance arrangements, a waiver of management’s existing change-in-control provisions and new non-compete and non-solicitation covenants that would be required by Black Box. By December 14, 2004, Black Box largely concluded its second phase of due diligence regarding Norstan and its business. On December 11, 2004, Black Box’s legal advisors contacted the Company’s legal advisors and informed them that, based on their ongoing due diligence and concerns about certain contingent liabilities regarding the Company, Black Box was reducing its indicated price to $5.25 per share. Discussions regarding price and other outstanding issues continued and, as of December 15, 2004, the Company indicated to Black Box that it would be willing to consider a transaction at $5.60 per share.

      On December 15, 2004, Black Box’s board of directors met to consider the transaction in substantially the form presented to Black Box’s board of directors, including the newly revised offer consideration of $5.60 per share of Norstan Common Stock. On that date, Black Box’s board approved the transaction at a price of not more than $5.60 per share. Following the meeting of Black Box’s board of directors, Mr. Young indicated to Mr. Christian that, subject to resolving any outstanding issues, Black Box was willing to offer $5.60 per share to acquire the Company. Mr. Christian indicated to Mr. Young that $5.60 per share was acceptable to Norstan.

      On December 16, 2004, the Special Committee held a telephonic meeting with representatives of KeyBanc and Norstan’s outside counsel to consider the transaction. KeyBanc discussed its analysis of the fairness of the transaction and its belief that it could deliver to the board of directors, if requested, its opinion to the effect that the $5.60 per share cash consideration to be received in the offer and the merger by Norstan shareholders was fair, from a financial point of view, to such shareholders. The Special Committee then, after due consideration, approved the Merger Agreement, the related agreements and the transactions contemplated by the agreements in accordance with applicable provisions of the Minnesota Business Corporation Act. The Special Committee also recommended that the full board of directors of Norstan approve the Merger Agreement, the related agreements and the transactions contemplated by the agreements.

      At a special meeting of the Norstan board of directors held on December 17, 2004, to consider the Merger Agreement, the Offer, the Merger, the Stock Option Agreement and the Tender and Voting Agreement, Mr. Christian updated the board of directors on the resolution of the remaining open issues and the status of the transaction. KeyBanc discussed its analysis of the fairness of the transaction and delivered to the Board its oral opinion (which opinion was confirmed by delivery of a written opinion dated December 20, 2004, the date of the definitive Merger Agreement) to the effect that, as of that date and based on and subject to the matters described in its opinion, the $5.60 per share cash consideration to be received in the Offer and the Merger by Norstan shareholders was fair, from a financial point of view, to such shareholders. After due consideration and based on the fairness opinion, the Special Committee’s recommendations, and the other factors discussed under “Reasons for the Transaction,” the Norstan board of directors, subject to the satisfactory completion of all of the definitive documents, approved and adopted the Merger Agreement, the Offer, the Merger, the Stock Option Agreement and the Tender and Voting Agreement and, in each case, the transactions contemplated by these agreements, and determined that the Merger Agreement, the Offer and the Merger were fair to and in the best interests of the Company and its shareholders and recommended that Norstan shareholders tender their shares pursuant to the Offer and approve and adopt the Merger.

      On December 20, 2004, Norstan’s board of directors held another telephonic meeting to confirm its approval of the Merger Agreement, which by such time had been finalized. On the same date, KeyBanc delivered its written fairness opinion, Black Box and Norstan executed and delivered the Merger Agreement and the Stock Option Agreement, and the directors and executive officers of Norstan executed and delivered the Tender and Voting Agreement. Immediately thereafter, the Company and Black Box issued a joint press release relating to the proposed Offer and Merger. On December 23, 2004, in accordance with the Merger Agreement, Black Box commenced the Offer.

(b)(ii) Reasons for the Board’s Recommendations; Factors Considered.

      In approving the Merger Agreement and the transactions contemplated thereby, Norstan’s board of directors considered a number of factors, including but not limited to the following:

•	The opinion of KeyBanc, subsequently confirmed in writing as of December 20, 2004, that as of such date and based on and subject to the matters described in its opinion, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Norstan. The full text of the written opinion, setting forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by KeyBanc, is attached as Annex A to this Statement and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF KEYBANC IN ITS ENTIRETY.

•	The $5.60 per Share Offer Price was less than the valuation range indicated by the Comparable Public Companies Analysis presented by KeyBanc, but the board believed this factor was offset by the fact that the Offer Price compared favorably to the valuation ranges for each of the four other valuation methodologies considered by KeyBanc, that KeyBanc indicated to the board that the relevance of the Comparable Public Companies Analysis was lessened by several considerations, including the recent cancellation of the Siemens Resale Agreement, the concentration of profitability with Siemens, the recent decline in the Company’s core Services and Systems business and the risks associated with Norstan’s E-rate projects, and that KeyBanc had indicated that its fairness opinion was based on the totality of its analyses and not any specific valuation methodology.

•	Current financial market conditions and historical market prices, volatility and trading information concerning the Shares, including the fact that the Offer Price represents: (i) a premium of approximately 17% over the closing price of the Common Stock on the Nasdaq National Market of $4.80 on December 17, 2004, the last full trading day prior to the date of the Merger Agreement; and (ii) a premium of approximately 41% over the closing price of the Common Stock on the Nasdaq National Market of $3.96 on November 19, 2004, 20 trading days prior to the date of the Merger Agreement.

•	The extensive arm’s-length negotiations between the Company and Black Box, leading to the conclusion of the Company’s board of directors that the Offer Price represented the highest price per Share that could be negotiated with Black Box.

•	The board of directors’ familiarity with the Company’s business, prospects, financial condition, results of operations and current business strategy and the significant issues and challenges that the Company would face if it did not proceed with the proposed transaction with Black Box, including the lack of trading volume and analyst coverage of the Shares due to the Company’s relatively low market capitalization, significant competition in the Company’s industry, and other business factors.

•	The past history of the solicitation of third-party indications of interest, including a substantial number of third parties within the Company’s industry, in the acquisition of all or a substantial part of the Company’s business as described under the caption “Background of the Transaction” above, and the fact that no other third party in the past had presented the Company with a viable acquisition proposal at a price equal to or exceeding the Offer Price.

•	The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

•	The fact that Norstan’s executive officers and directors had agreed to enter into the Tender and Voting Agreement, pursuant to which they agreed to tender their Shares to Purchaser. These Shares, excluding unvested shares of restricted Common Stock, represent approximately 5% of the outstanding Shares.

•	The fact that the Offer provides Norstan’s shareholders the opportunity to realize a substantial premium over the price at which the Shares traded prior to public announcement of the Offer and the Merger, which fact was considered to be preferable to affording the shareholders a speculative potential future return in the uncertain event that the price of the Shares would increase in the future to a price greater than that being offered in the Offer and the Merger.

•	The ability, due to the fiduciary-out provisions of the Merger Agreement, for any other qualified person to make a superior offer, and the ability of Norstan’s board of directors, in certain circumstances, to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement.

•	The fact that the board determined that the other conditions to Purchaser’s obligations to consummate the Offer were customary and, in the assessment of the board of directors, not unduly onerous.

•	The fact that Purchaser was willing to represent, in the Merger Agreement, that it had or would have when necessary, the funds necessary to consummate the Offer and the Merger and that there was no financing contingency to Purchaser’s obligation to complete the Offer and the Merger.

      The foregoing discussion of information and factors considered and given weight by our board of directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual directors serving on the board may have given different weights to different factors and may have viewed some factors more positively and negatively than others.

      In arriving at its recommendation, Norstan’s board of directors also took into consideration the fact that the Merger Agreement permits the board of directors, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations in connection with an unsolicited acquisition proposal from a third party that is reasonably likely to result in a proposal for an alternative transaction involving the acquisition of the Company that is superior, from a financial point of view, to the Offer and the Merger. Furthermore, the Merger Agreement permits the board of directors to withdraw its recommendation of the Merger in favor of a superior unsolicited acquisition proposal, and the board of directors may, in the exercise of its fiduciary duties, terminate the Merger Agreement in favor of a superior acquisition proposal provided that, prior to such termination, the Company must pay Black Box and Purchaser, in the aggregate, a termination fee of $4,000,000. After deliberating and weighing all of these considerations, the board of directors determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

      (c) Intent to Tender. To the knowledge of Norstan, each director, executive officer, affiliate and subsidiary of Norstan who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially (excluding shares issuable pursuant to stock options, unvested restricted Shares, and shares held by other parties as to which such individuals disclaim beneficial ownership), except to the extent such tender would violate applicable securities laws, including provisions of the Exchange Act applicable to short-swing profits. Accordingly, such directors and officers have executed and delivered to Black Box the Tender and Voting Agreement.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.

      Norstan entered into a letter agreement with KeyBanc dated June 24, 2003, which provides that KeyBanc will, upon the request of Norstan’s board of directors or the Special Committee thereof, provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by Norstan’s shareholders in connection with a proposed sale transaction, and render an opinion at the time of mailing of any proxy, Schedule 14D-9 or information statement relating to the Merger, or at other appropriate times. In exchange, Norstan agreed to pay KeyBanc a monthly retainer of $25,000 until

KeyBanc’s services were terminated, $450,000 upon KeyBanc rendering an opinion to the board of directors, and $1,500,000 upon consummation of the Offer and Merger (against which amount the foregoing aggregate monthly retainer and $450,000 amounts will be credited). In addition, Norstan will reimburse KeyBanc for reasonable out-of-pocket expenses, including fees and disbursements of counsel, regardless of whether the Offer and Merger is consummated, and indemnify and defend KeyBanc and certain related person against certain liabilities in connection with the engagement.

      Except as described above, neither Norstan nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

      No transactions in Shares have been effected during the past 60 days by Norstan or, to the knowledge of Norstan, by any executive officer, director, affiliate or subsidiary of Norstan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Statement, Norstan is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) any tender offer for or other acquisition of Norstan’s securities by Norstan, any subsidiary of Norstan, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Norstan or any subsidiary of Norstan; (iii) any purchase, sale or transfer of a material amount of assets of Norstan or any subsidiary of Norstan; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Norstan.

      Except as set forth in this Statement, there are no transactions, resolutions of Norstan’s board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

      Minnesota Corporate Law. Minnesota corporate law contains several anti-takeover provisions. Section 302A.671 of the Minnesota Business Corporation Act (the “MBCA”) provides that, in a control share acquisition, the acquiror must provide an information statement to the target corporation, and shares acquired pursuant to the acquisition will have the same voting rights as other shares of the same class only if approved by a resolution of the target corporation’s shareholders at a special or annual meeting (see Minn. Stat. § 302A.671, subd. 2, 4a). The shareholders of the target corporation have the right to sue to enforce this statute (see Minn. Stat. § 302A.671, subd. 5). A “control share acquisition” under the MBCA excludes an acquisition, after January 1, 1991, pursuant to an all-cash tender offer for all shares of the issuing corporation, in which the acquiring person will become the owner of over 50% of the voting stock of the issuing corporation, if prior to the offer’s commencement, it is approved by a majority vote of a committee of disinterested members of the issuing corporation’s board of directors (see Minn. Stat. § 302A.011, subd. 38(h)). This committee must be formed pursuant to Section 302A.673, subd. 1(d) of the MBCA, which is described below. As described in Item 4(b)(i) above, the board formed such a committee, and the committee independently unanimously approved the merger agreement and related transactions.

      Section 302A.673 of the MBCA generally prohibits a corporation from engaging in any business combination with a holder of 10% of the voting shares of the corporation, for a period of four years following such shareholder’s share acquisition date, unless the share acquisition or business combination is approved prior to such shareholder’s share acquisition date by a committee of disinterested members of the corporation’s board formed pursuant to Section 302A.673, subd. 1(d) (see Minn. Stat. §§ 302A.673, subd. 1; and 302A.011, subd. 49). Section 302A.673, subd. 1(d) requires the formation of a committee of disinterested directors, or, in the absence of such directors, three or more disinterested persons. Pursuant to the statute, a director or person is disinterested if he or she is not an officer or employee, and has not been an officer or employee within five years preceding the formation of the committee, of the corporation or a related organization (see Minn. Stat. § 302A.673, subd. 1(d)).

      Section 302A.675 of the MBCA provides generally that within two years of purchasing shares in a takeover offer, an offeror may not acquire additional shares, including acquisitions by merger, unless the other shareholders have a reasonable opportunity to dispose of their shares on substantially equivalent terms as provided in the takeover offer (see Minn. Stat. § 302A.675, subd. 1). This statutory provision does not apply if, prior to purchase of shares pursuant to the takeover offer, a committee of the target corporation’s board of directors approves the transaction (see Minn. Stat. § 302A.675, subd. 2). This committee must be composed of directors who (i) neither are officers or employees of, nor were during the five years preceding the formation of the committee, officers or employees of, the corporation or a related organization, (ii) are neither offerors nor affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or an affiliate or associate of the offeror, and (iv) were directors at the time of the first public announcement of the takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors (see Minn. Stat. § 302A.675, subd. 2).

      Norstan’s board of directors and the Special Committee thereof formed in accordance with Sections 302A.673 and 302A.675 of the MBCA, have each at a meeting duly called and held, approved the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, and such approvals are sufficient so that Sections 302A.671, 302A.673 and 302A.675 of the MBCA will not impede the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. No other “fair price,” “merger moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation applies or purports to apply to the Offer, Merger, Merger Agreement or other transactions contemplated by the Merger Agreement, other than Chapter 80B of the Minnesota Statutes.

      Minnesota Statutes § 80B.03, subd. 1, generally requires the filing of a registration statement with the Commissioner of Minnesota State Department of Commerce (the “commissioner”) prior to the commencement of a takeover offer. The commissioner may summarily suspend the effectiveness of the takeover offer within three days of the filing of the registration statement if the statement contains inadequate disclosure of material information related to the takeover offer (see Minn. Stat. § 80B.03, subd. 4a). If the commissioner orders such a suspension, a hearing will be held within ten days of the suspension to determine the adequacy of the disclosures contained in the registration statement, and the commissioner will issue a decision within three days of the hearing (see Minn. Stat. § 80B.03, subd. 5). If the commissioner determines that the registration statement violates the requirements of this statute, the commissioner will permanently suspend the effectiveness of the takeover offer, subject to the right of the offeror to file an amended registration statement (see Minn. Stat. § 80B.03, subd. 5). Black Box and Purchaser have agreed to file with the commissioner any registration statement relating to the Offer required to be filed pursuant to Chapter 80B of the Minnesota Statutes.

      United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC, and certain waiting period requirements have been satisfied.

Item 9.	Material to be Filed as Exhibits.

      The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated December 23, 2004 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO of Purchaser filed December 23, 2004).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2)(B) to Schedule TO of Purchaser filed on December 23, 2004).
(a)(3)	Letter to Shareholders of Norstan, dated December 23, 2004.*
(a)(4)	Press release issued by Norstan and Black Box on December 20, 2004 (incorporated by reference to Schedule TO filed by Black Box Corporation on December 20, 2004).
(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2004, by and among Black Box, Purchaser and Norstan (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Black Box Corporation filed on December 23, 2004).
(e)(2)	Tender and Voting Agreement, dated as of December 20, 2004, by and among Black Box, Purchaser and executive officers and directors Norstan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Black Box Corporation filed on December 23, 2004).
(e)(3)	Stock Option Agreement, dated December 20, 2004 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Black Box Corporation filed on December 23, 2004).
(e)(4)	Opinion of KeyBanc, dated December 20, 2004 (included as Annex A to the Statement).*
(e)(5)	Information Statement of Norstan, dated December 23, 2004 (included as Annex B to the Statement).*

*	Included with the Statement mailed to Company shareholders.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NORSTAN, INC.

By:	/s/ SCOTT G. CHRISTIAN

Scott G. Christian
Chief Executive Officer

Dated: December 23, 2004

ANNEX A

December 20, 2004
Mergers & Acquisitions

Board of Directors	Mailcode: OH-01-27-0629
of Norstan, Inc.	127 Public Square
5101 Shady Oak Road	Cleveland, Ohio 44114-1306
Minnetonka, Minnesota 55343-4100

Ladies and Gentlemen:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of Common Stock, $.10 par value per share (the “Common Stock”) of Norstan, Inc. (the “Company”) of the consideration to be received by these holders pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among the Company, Black Box Corporation and SF Acquisition Co. (the “Transaction”).

      You have advised us that under the terms of the Merger Agreement, all of the issued and outstanding shares of Common Stock will be converted into the right to receive, and become exchangeable for, $5.60 in cash. The terms and conditions of the Transaction are more fully set forth in the merger Agreement.

      KeyBanc Capital Markets, a division of McDonald Investments Inc. (“Key”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

      In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement, dated December 15, 2004, which we understand to be in substantially final form; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three year period ended April 30, 2004 and the Quarterly Reports on Form 10-Q of the Company for the quarters ended July 31, 2004 and October 30, 2004; (iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (v) certain publicly available information concerning Black Box Corporation and its financing sources; (vi) certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies’ securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry, and considered such other data and information we judged necessary to render our opinion.

      In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available and have assumed and relied upon the representations and warranties of the Company, Black Box Corporation and SF Acquisition Co. contained in the Merger Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or

Board of Directors
  of Norstan, Inc.
December 20, 2004

other consents and approvals necessary for the consummation of the Transaction will be obtained without material adverse effect on the Company or the Transaction.

      We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the conditions to the Transaction as set forth in the Merger Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Merger Agreement. Since January 2004, we have not formally solicited, nor were we asked solicit, third party interest in a transaction involving the Company.

      It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be received by the holders of the Company’s Common Stock pursuant to the Merger Agreement and does not address the Company’s underlying business decision to effect the Transaction or any other terms of the Transaction. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

      We have acted as financial advisor to the Company in connection with the Merger and will receive from the Company a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction (the “Transaction Fee”), as well as the Company’s agreement to indemnify us under certain circumstances. We also will receive a fee in connection with the delivery of this opinion, which fee will be credited against any Transaction Fee earned. We have in the past provided investment banking services to the Company for which we have received customary compensation. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this opinion was prepared solely for the confidential use of the Board of Directors of the Company in its evaluation of the proposed Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock into the tender offer contemplated by the Merger Agreement or how such stockholder should vote at any stockholders’ meeting held in connection with the Transaction.

      We were engaged by the Board to render this opinion in connection with the Board’s discharge of its fiduciary obligations. We have advised the Board that we do not believe that any person (including a stockholder of the Company) other than the directors has the legal right to rely on this opinion for any claim arising under the state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under the state law, however, will have no effect on our rights and responsibilities under the federal securities laws or on the rights and responsibilities of the Company’s Board of Directors under applicable law.

Board of Directors
  of Norstan, Inc.
December 20, 2004

      Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

KEYBANC CAPITAL MARKETS,
a Division of McDonald Investments Inc.

ANNEX B

NORSTAN, INC.

5101 Shady Oak Road
Minnetonka, Minnesota 55343

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

      This Information Statement is being mail on or about December 23, 2004, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Black Box Corporation, a Delaware corporation (“Parent”), to a majority of seats on the Company’s board of directors (sometimes referred to as the “Company Board”) other than at a meeting of the shareholders of the Company. Such election would occur pursuant to an Agreement and Plan of Merger dated as of December 20, 2004 (the “Merger Agreement”), by and among the Company, Parent and SF Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Merger Agreement is more fully described in Section 13 of the Offer to Purchase (the “Offer”), which is enclosed with the Schedule 14D-9, of which this Information Statement is part. Capitalized terms used and not defined in this Annex B have the meanings assigned to them in the Schedule 14D-9.

      The Merger Agreement provides that, upon the acceptance for payment of an aggregate of at least 50% of the Company’s fully diluted shares of Common Stock, the Company shall cause Parent’s designees to be elected to the Company Board under the circumstances described in the Merger Agreement.

      Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 23, 2004. The Offer is currently scheduled to expire on Monday, January 24, 2005, at 12:00 midnight, New York City time, unless the Purchaser extends it pursuant to the terms of the Merger Agreement. At the expiration of the Offer, and if all conditions to the Offer have been satisfied or waived, Purchaser will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn, and upon purchase of and payment for Shares, Parent will be entitled to designate directors for election to the Company Board. If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Parent will not have any right to designate directors for election to the Company Board.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

      The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer in an aggregate amount equal to at least a majority of the Company’s fully diluted shares of Common Stock, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product obtained by multiplying (1) the total number of directors on the Company Board by (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. In furtherance thereof, and upon Purchaser’s request, the Company and its board of directors shall immediately increase the size of the Company Board, secure the resignations of such number of directors or remove such number of directors, or any combination of the foregoing, as is necessary to enable Parent’s designees to be so elected to the Company Board, shall cause Parent’s designees to be so elected, and shall comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Immediately upon the first purchase of or payment for Shares by the Purchaser pursuant to the Offer, the Company shall, if requested by Parent, cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Company Board as is on the Company Board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall be, until the Effective Time of the Merger, at least two members of the Company Board who are directors on the date of the Merger Agreement, who are not employees of the Company, and who are “disinterested” as defined in Section 302A.673, subd. 1(d) of the MBCA (such directors, the “Continuing Directors”).

      Following the election of Parent’s designees to the Company Board, prior to the Effective Time, (a) any amendment or termination of the Merger Agreement by the Company, (b) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of the Parent or the Purchaser under the Merger Agreement or (c) any waiver of any of the Company’s rights under the Merger Agreement, shall require the concurrence of a majority of the Continuing Directors.

      Parent has informed the Company that it will choose its designees to the Company Board from the directors and executive officers of Parent and Purchaser (the “Parent Designees”) listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company’s shareholders together with the Schedule 14D-9, and which has been incorporated by reference into the Schedule 14D-9. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to serve as a director of the Company if appointed or elected. The information about these persons in the Offer to Purchase is incorporated herein by reference. The address of each such person is set forth in the Offer to Purchase. None of the Parent Designees is currently a director of, or holds any positions with, the Company. Purchaser has advised the Company that, except as set forth in the Offer to Purchase and the Merger Agreement, neither Parent nor Purchaser, nor, to the best of their knowledge, any of their associates or subsidiaries or the Parent Designees, beneficially owns any Shares or has any rights to acquire any Shares, or has effected any transactions in Shares in the last 60 days, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “Commission”).

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CERTAIN INFORMATION CONCERNING THE COMPANY

      The Company has outstanding one class of voting securities, Common Stock, $.10 par value, of which 13,821,879 shares were outstanding as of the close of business on December 22, 2004. Each share of Common Stock is entitled to one vote on all matters put to a vote of Company shareholders.

Information Concerning Directors and Executive Officers

      All of the persons listed below are now serving as directors of the Company:

      Paul Baszucki, 64, has been Chairman of the Board of Norstan since 1997, and additionally held the position of Norstan’s Chief Executive Officer from December 1999 to October 2000. Mr. Baszucki has served in a variety of positions in the Company since its founding in 1973, and has served as a director since 1976. Mr. Baszucki currently serves on the board of directors of WSI, Inc., G & K Services, Inc., and Dealix Corporation.

      Scott G. Christian, 50, became President, Chief Executive Officer and a member of the Company’s board of directors in February 2004. Mr. Christian previously served as the Company’s Chief Financial Officer from 2001 to February 2004. Prior to joining Norstan, Mr. Christian was Senior Vice President of Finance, Electronic Services Division, at Ceridian Corporation from 1999 to 2000, and served in various positions with ADP from 1981 to 1999, including Chief Financial Officer of ADP’s Electronic Services Division. Mr. Christian serves as a member of the board of directors and Chair of the audit committee of CRYO-CELL International, Inc.

      John R. Eickhoff, 64, was appointed to Norstan’s board of directors in October 2001. Mr. Eickhoff is presently Executive Vice President and Chief Financial Officer of Ceridian Corporation (formerly Control Data Corporation) where he has been employed in various capacities since 1963. Mr. Eickhoff has served as Ceridian’s Chief Financial Officer since 1993 and was promoted to the position of Executive Vice President in 1995.

      James E. Ousley, 58, joined Norstan’s board of directors in April 2003. From August 2001 until February 2004, Mr. Ousley was employed as the President and Chief Executive Officer of Vytek Corporation, a provider of business strategy and technology assessments, integrated hardware and software development. From September 1999 to August 2001, Mr. Ousley served as President, Chief Executive Officer and Chairman of the board of directors of Syntegra (USA), Inc., a provider of e-Business solutions and a division of British Telecommunications. From September 1991 to September 1999, Mr. Ousley served as President and Chief Executive Officer of Control Data Systems, which was acquired by British Telecommunications in September 1999. Mr. Ousley serves on the boards of directors of ActivCard, Inc., Bell Microproducts, Inc., Datalink, Inc., and Savvis Communications, Inc.

      Frank P. Russomanno, 57, became a member of the Company Board in March 2003. Mr. Russomanno is the Chief Operating Officer of Imation Corp., which develops, manufactures and markets removable magnetic and optical data storage products for information and personal storage applications. Mr. Russomanno has held numerous senior level positions at Imation, including President of the Data Storage & Information Management business and General Manager of the Advanced Imaging Project. Prior to joining Imation, Mr. Russomanno was a 23-year employee with 3M in various sales and marketing positions, including European Business Director while living in France.

      Jagdish N. Sheth, 66, has served as a director since 1995. He has been the Charles H. Kellstadt Professor of Marketing in the Goizueta Business School, Emory University since 1991. Prior to Dr. Sheth’s present position, he was the Robert E. Brooker Professor of Marketing at the University of Southern California (7 years), the Walter H. Stellner Distinguished Professor of Marketing at the University of Illinois (15 years), and on the faculty of Columbia University (5 years), as well as the Massachusetts Institute of Technology (2 years). Dr. Sheth also serves on the boards of directors of Wipro Limited, Pac-West Telecom, Inc. and CRYO-CELL International, Inc.

      Mercedes Walton, 50, was elected to Norstan’s board of directors in May 2000. Since March 2000, Ms. Walton has been Chief Executive Officer of Ralston Hill Consulting LLC. Ms. Walton has served as Chairman of the Board of CRYO-CELL International, Inc. since June 2002. In April 2003, Ms. Walton

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was named interim Chief Executive Officer of CRYO-CELL International, Inc., a business offering cord blood stem-cell preservation services. During the period from January 2001 to September 2001, Ms. Walton was employed as the President and Chief Operating Officer of Applied Digital Solutions, Inc., a provider of e-business solutions. Ms. Walton was employed by AT&T from 1976 to March 2000. Ms. Walton served as AT&T’s Vice President — Corporate Strategy and Business Development from January 1999 to March 2000, and as its Business Development Vice President — Corporate Strategy from March 1996 to December 1998.

      Wayne Andrews, 53, was appointed as a director of the Company on October 18, 2004. Since March 2004, Mr. Andrews has served as chairman and chief executive officer of OnState Communications Corp., a telecommunications software company he founded, which provides Voice over IP applications development. Previously, he had been retired since 2001. Mr. Andrews founded GeoTel Communications Corp. (“GeoTel”) in 1993, where he served as chief technology officer and a director until 2001. From 1989 until 1992, Mr. Andrews served as vice president of product development and management of Unifi Communications Corp. From 1983 to 1989, Mr. Andrews served as director of advanced technology at Teknekron Infoswitch, Inc.

      The persons listed below are executive officers (but not directors) of the Company:

      Robert J. Vold, 45, was appointed Senior Vice President and Chief Financial Officer in February 2004. Prior to that, he was the Vice President/ Controller of Norstan and VP/ GM Norstan Financial Services. Mr. Vold joined Norstan in 1988 as the Manager of Financial Reporting. He also held the position of Norstan Treasurer beginning in December 1997. Mr. Vold received his BSBA with a major in Accounting, from the University of North Dakota, and is a Certified Public Accountant. Prior to joining Norstan, Mr. Vold held various positions with Arthur Andersen LLP from 1982-1988, including Audit Manager.

      Michael E. Laughlin, 53, is the Senior Vice President of Corporate Customer Services, and has served in such capacity (or its equivalent, prior to the Company’s reorganization) since May 1999. Previously, Mr. Laughlin served as Norstan’s Senior Vice President of Customer Support and Customer Services, and Executive Vice President of Customer Support and Customer Services. Prior to those positions, Mr. Laughlin was Vice President of Customer Support Centers from May 1994 until May 1996. Mr. Laughlin joined Norstan in 1976 and has held a variety of executive and management positions during that time.

      Roger D. Van Beusekom, 65, has been Senior Vice President of Norstan Resale Services (or its equivalent) since February 1996. Mr. Van Beusekom served in various managerial capacities with Norstan Financial Services from 1986 to 1996.

      Donna M. Warner, 46, became the Senior Vice President of Solutions and Services for the Central and Western U.S. in February 2004. From February 2003 until February 2004, Ms. Warner served as the Company’s Vice President of Channels Development. Prior to that, Ms. Warner served as Norstan’s Vice President of Field Services for the Central and Western United States from May 1999 to February 2003. Ms. Warner was employed as Norstan’s business unit manager for New Mexico, responsible for both sales and operations, from May 1998 to May 1999. Ms. Warner has occupied a variety of other sales, operations and management positions with Norstan since 1983.

      Steven D. Anderson, 53, became Senior Vice President of Solutions and Services for the Eastern U.S. and Canada in February 2004. From March 2000 until February 2004, he served as Norstan’s Vice President of Field Services for the Eastern U.S. and Canada. Mr. Anderson has held numerous leadership positions in his 20-year career with Norstan. Mr. Anderson has a B.A. in Journalism from the University of North Dakota and an M.A. in Human Relations from Webster University. Prior to joining Norstan, he served as an officer in the U.S. Air Force.

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EXECUTIVE COMPENSATION

      The following table sets forth the cash and non-cash compensation for each of the last completed three fiscal years awarded to or earned by (i) each individual serving as Chief Executive Officer of the Company during the fiscal year ended April 30, 2004; and (ii) the top four earning individuals that served as an executive officer or Chairman of the Board at the end of the fiscal year ended April 30, 2004 and who received in excess of $100,000 in the form of salary and bonus during such fiscal year; and (iii) other individuals who served as an executive officer of the Company during the fiscal year ended April 30, 2004 and who received in excess of $100,000 in the form of salary and bonus during such fiscal year, but who were no longer employed by the Company at the conclusion of such fiscal year (collectively, the “Named Executives”).

Summary Compensation Table

					Long-Term
		Annual Compensation			Compensation Awards

							Restricted
				Other Annual	Securities		Stock	All Other
	Fiscal	Salary	Bonus	Compensation	Underlying		Awards	Compensation
Name and Principal Position	Year	($)(1)	($)	($)(2)	Options		($)(3)(4)	($)(5)

Paul Baszucki	2004	321,262	—	—	20,000		—	16,376
Chairman of the Board	2003	384,965	14,644	—	37,500		—	6,750
	2002	418,400	253,291	—	—		—	14,617
Scott G. Christian(6)	2004	287,107	—	—	135,000		180,000	8,014
President and Chief	2003	257,692	8,250	—	75,000		—	7,178
Executive Officer	2002	240,000	123,552	—	—		—	8,595
James C. Granger(7)	2004	344,523	—	—	60,000		—	85,257
Former President and Chief	2003	394,231	14,875	—	137,500		—	14,009
Executive Officer	2002	350,000	210,210	—	—		—	13,509
Michael E. Laughlin	2004	196,231	6,000	—	20,000		—	7,075
Senior Vice President of	2003	187,500	6,000	—	51,250	(8)	—	6,450
Corporate Customer Services	2002	175,000	111,930	—	—		—	5,950
Roger Van Beusekom	2004	176,753	43,724	—	15,000		—	9,365
Senior Vice President of	2003	170,192	5,400	—	41,500	(8)	—	8,497
Resale Services	2002	165,000	88,605	—	—		—	8,804
Donna M. Warner	2004	173,894	3,002	—	30,000		36,000	2,744
Senior Vice President of	2003	148,328	3,002	—	14,750	(8)	15,500	3,698
Solutions and Services	2002	146,171	62,437	—	—		—	3,069
Larry J. Schmidt(9)	2004	157,845	5,700	—	20,000		—	34,926
Former Executive Vice	2003	179,808	5,700	—	43,500	(8)	—	7,766
President of Direct Solutions	2002	175,000	107,940	—	—		—	5,495

(1)	Base salary amounts for fiscal 2004 reflect our senior executives’ participation in the Company’s pay-reduction programs.

(2)	Pursuant to rules promulgated by the Commission, other annual compensation may be omitted if not in excess of either $50,000 or ten percent of the employee’s total annual salary and bonus.

(3)	Restricted stock becomes vested in three to four equal annual installments. The first installment generally becomes vested one year from the date of grant. Any dividends declared on the Company’s Common Stock will be paid on all shares of restricted stock granted under the 1995 Long-Term Incentive Plan. Amounts listed under this column reflect the fair market value of restricted stock as of the date during fiscal year 2004 on which such stock was granted.

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(4)	As of April 30, 2004, the Named Executives held restricted shares of Common Stock, all subject to a risk of forfeiture, with aggregate market values (based on the closing price of a share of Common Stock of $2.94 on the Nasdaq National Market System at April 30, 2004) as follows:

	Shares	Value
Name	(#)	($)

Paul Baszucki	—	—
Scott G. Christian	50,000	147,000
James C. Granger	—	—
Michael E. Laughlin	—	—
Roger Van Beusekom	—	—
Donna M. Warner	13,333	39,199
Larry J. Schmidt	—	—

In addition to the restricted shares noted above, as of December 22, 2004, Michael Laughlin and Roger Van Beusekom have 10,000 unvested restricted shares of Common Stock and Robert J. Vold, the Company’s Chief Financial Officer, has 15,000 unvested restricted shares of Common Stock. Based on the closing price of the Company’s Common Stock on December 21, 2004, the values of these restricted share holdings are $55,500 for each of Messrs. Laughlin and Van Beusekom, and $83,250 for Mr. Vold.

(5)	All “Other Compensation” reported for fiscal 2004 represents: (i) Company matching contributions to the Company’s 401(k) Plan of $5,323 for Mr. Baszucki, $5,323 for Mr. Christian, $3,510 for Mr. Granger, $5,887 for Mr. Laughlin, $5,494 for Mr. Van Beusekom, $2,531 for Ms. Warner and $4,735 for Mr. Schmidt; and (ii) payments for life and disability insurance premiums as follows: Mr. Baszucki $11,052, Mr. Christian $2,691, Mr. Granger $8,956, Mr. Laughlin $1,188, Mr. Van Beusekom $3,871, Ms. Warner $213 and Mr. Schmidt $2,422. In addition, Messrs. Granger and Schmidt received severance payments upon their separation of employment with the Company of $72,791 and $27,769, respectively.

(6)	Mr. Christian began serving as the Company’s President and Chief Executive Officer in February 2004. Prior to that time, Mr. Christian was the Company’s Chief Financial Officer.

(7)	Mr. Granger served as the Company’s President and Chief Executive Officer until February 2004. Mr. Granger is no longer with the Company.

(8)	Includes options issued pursuant to an option exchange program, and covering 11,250 shares issuable to Mr. Laughlin, 22,500 shares issuable to Mr. Van Beusekom, 1,750 shares issuable to Ms. Warner and 8,500 shares issuable to Mr. Schmidt. All of the foregoing options are exercisable at $5.65 per share.

(9)	Mr. Schmidt served as the Company’s Executive Vice President of Direct Solutions until February 2004. Mr. Schmidt is no longer with the Company.

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Option Grants In Fiscal 2004

      The following table provides certain information with respect to stock options granted during fiscal year 2004 to the Named Executives.

					Potential Realizable
	Individual Grants (1)				Value of Assumed
					Annual Rates of
	Number of	Percentage of			Stock Price
	Securities	Total Options			Appreciation for
	Underlying	Granted to	Exercise or		Option Term (4)
	Option	Employees in	Base Price	Expiration
Name	Granted(2)	Fiscal Year	($/Share)(3)	Date	5%($)	10%($)

Paul Baszucki	20,000	3.8	3.80	6-5-13	47,796	121,124
Scott G. Christian	35,000	25.8	3.80	6-5-13	83,643	211,968
	100,000		3.59	2-9-14	225,773	572,154
James C. Granger	60,000	11.5	3.80	6-5-13	143,388	363,373
Michael E. Laughlin	20,000	3.8	3.80	6-5-13	47,796	121,124
Roger Van Beusekom	15,000	2.9	3.80	6-5-13	35,847	90,843
Donna M. Warner	10,000	5.7	3.80	6-5-13	23,898	60,562
	20,000		3.59	2-9-14	45,155	114,431
Larry J. Schmidt	20,000	3.8	3.80	6-5-13	47,796	121,124

(1)	No grants of stock-appreciation rights were made in the last fiscal year.

(2)	All options vest ratably over a three-year period from the date of grant.

(3)	The options were granted at 100 percent of the fair market value on the date of grant. The optionholder may satisfy the exercise price by submitting cash or, at the discretion of the Company’s compensation committee, shares of Common Stock.

(4)	The dollar amounts in these columns are the result of calculations at the five percent and ten percent rates set by the Commission and are not intended to forecast future appreciation of the Company’s Common Stock.

Aggregated Option Exercises in Fiscal Year 2004 and Year-End Option Values

      The following table summarizes information with respect to options held by the Named Executives and the value of the options held by such persons as of April 30, 2004, based on the closing price of a share of our Common Stock on the Nasdaq National Market System at fiscal year end. No stock options were exercised by the Named Executives during fiscal year 2004.

			Value of Unexercised
			Number of Unexercised		In-The Money
	Shares		Options at FY- End(#)		Options at FY-End($)
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Paul Baszucki	—	—	257,550	45,000	91,500	—
Scott G. Christian	—	—	100,100	185,000	46,683	—
James C. Granger	—	—	245,834	—	183,000	—
Michael E. Laughlin	—	—	83,384	50,416	45,750	—
Roger Van Beusekom	—	—	74,384	39,166	45,750	—
Donna M. Warner	—	—	25,051	39,249	5,490	—
Larry J. Schmidt	—	—	65,884	48,791	45,750	—

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

      Each of Messrs. Baszucki, Christian and Vold have entered into employment agreements with Norstan (collectively, the “Employment Agreements”) which expire on April 30, 2005, February 28, 2006

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and February 28, 2006, respectively. Each of the Employment Agreements is subject to 24-month automatic renewal periods unless the Company provides the executive with prior notice to the contrary. The Agreements provide that the executives are entitled to participate in all employee-benefit plans and fringe-benefit programs maintained by Norstan for its executive officers. In the event of death or other termination of employment without “cause,” as defined in the Employment Agreements, during their terms, each executive is entitled to receive his base salary for a period of 12 months thereafter. Current base salaries are $275,000, $350,000 and $200,000, respectively, for Messrs. Baszucki, Christian and Vold. Each Employment Agreement also contains a provision designed to encourage the Executives to carry out their employment duties in the event of a change of control in the Company. Such provisions state that, upon a change of control, the executive’s period of employment under the Employment Agreement is automatically extended to the date that is 24 months (36 months, in the case of Mr. Baszucki’s employment agreement) from the date of the change in control.

      Under the Employment Agreements, if, after a change in control, the executive’s employment is terminated by Norstan without cause or by the executive due to or after the change in control, or by him during the term of the Employment Agreement as a result of (i) changes in his duties, compensation, benefits or work location, (ii) a risk of mental or physical illness posed by contractual performance of his duties, or (iii) “good reason,” as defined therein, the executive will receive as compensation twice his annual salary and incentive payment, the vesting of all shares of restricted stock, performance awards, stock-appreciation rights and stock options and certain other benefits. Mr. Baszucki also has the right under his Employment Agreement to terminate employment at any time within 18 months after a change in control, and thereupon receive the compensation and other benefits indicated above.

      Mr. Baszucki and Norstan are also parties to a consulting agreement (the “Consulting Agreement”) dated February 1, 2001. The Consulting Agreement has a three-year term commencing on the expiration or earlier termination of Mr. Baszucki’s employment agreement with the Company. During the term of the Consulting Agreement, Norstan will pay Mr. Baszucki an annual retainer of $255,000, in return for which Mr. Baszucki will provide such consulting services as the Company may require. Mr. Baszucki is prohibited from competing with Norstan during the term of the Consulting Agreement. If, however, Mr. Baszucki receives severance compensation and other benefits under his Employment Agreement, as indicated above, in connection with a change in control of Norstan, the Consulting Agreement will be void and Mr. Baszucki will receive no compensation thereunder.

      Each of Donna M. Warner, Michael E. Laughlin, Steven Anderson, Roger D. Van Beusekom and Alan R. Perry is a party to an existing severance agreement with Norstan (collectively, the “Existing Severance Agreements”). Under the Existing Severance Agreements, if within one year after a “change in control,” as defined therein, (a) the employee voluntarily terminates his or her employment due to reassignment to a position of lesser rank or status or transfer to a location more than 25 miles from his or her previously principal place of employment, or because his or her base salary, incentive compensation or benefits have been reduced (unless a benefits reduction is made uniformly in a plan of general application to all of Norstan’s eligible employees), or (b) the employee is terminated “without cause,” as defined herein; then such employees shall be entitled to receive severance payments. Any severance payments under the Existing Severance Agreements would be in an amount equal to the sum of (i) the employee’s annual base salary rate in effect as of the date of termination, and (ii) the greater of either the prior year’s actual incentive payment to the employee under the incentive plan for that year applicable to such employee or 100% of the dollar amount payable to such employee under Norstan’s then-current incentive plan for the year in which such termination occurs. Any such payment shall be made in a lump sum on or before the fifth day following the date of termination.

      In addition, Jerry P. Lehrman, the Company’s Vice President and General Counsel, is a party to a severance agreement with Norstan, which is operative upon a change of control of Norstan. Under the agreement, Mr. Lehrman is entitled to terminate the agreement after a change of control and receive severance payments. Such payments will be equal to twice the sum of Mr. Lehrman’s annual base salary rate in effect as of the date of termination, or if greater, on the date immediately preceding the date that a change in control occurs, plus the greater of either his prior year’s actual incentive bonus for that year or

8

the dollar amount payable at least 100% of target under the Company’s then-current incentive plan for the year in which termination occurs. Any such payment shall be made in a lump sum on or before the fifth day following the date of termination. For up to a two-year period following termination, Mr. Lehrman is also entitled to reimbursement for reasonable expenses incurred in connection with seeking alternative employment through a reputable outplacement agent, up to a maximum of $15,000. In addition, all of Mr. Lehrman’s stock options and restricted stock shall vest upon any termination of employment.

Director Compensation

      Non-employee directors receive an annual retainer fee of $20,000 payable in cash, in quarterly installments. Committee chairs receive an additional annual retainer fee of $4,000. Non-employee directors receive $1,500 for each regularly scheduled Company Board meeting attended, as well as a fee of $500 for each meeting attended via telephone conference. Non-employee directors receive $1,000 per meeting for any committee on which they serve. Employee directors do not receive any fees for serving on the Company Board or on any board committee. Directors are entitled to reimbursement for out-of-pocket expenses in connection with attendance at board and committee meetings.

      Under the Norstan, Inc. Restated Non-Employee Directors’ Plan, each director of the Company who was not an employee of Norstan or one of its subsidiaries receives a 20,000-share option upon his or her initial election as a director. The exercise price of this initial option is equal to the market price on the date of grant, and the option generally becomes exercisable in installments over a two-year period. If a person ceases to be a director, he or she may exercise the option (or any portion thereof) within two years after ceasing to be a director to the extent it is otherwise exercisable at the date of termination. After initial appointment, directors may be granted additional options exercisable at the market price of our Common Stock on the date of grant, which may be fully exercisable at the time of grant.

      On September 18, 2003, each of the then six non-employee directors received option grants covering 7,500 shares of our Common Stock. These options were fully vested on the date of grant. The board of directors intends to award option grants covering 7,500 shares to each non-employee director on an annual basis. As of July 31, 2004, options to purchase 306,000 shares were outstanding under the Restated Non-Employee Directors’ Plan and 140,530 shares were available for grant.

Board of Directors and Committees

      The Company Board is currently comprised of eight individuals, each of whom is identified above under the caption “Directors.” The Company currently has six “independent directors” as such term is defined in Section 4200(a)(15) of National Association of Securities Dealers’ listing standards. During the fiscal year ended April 30, 2004, Norstan’s board of directors met nine times, and took formal action in writing once. Each member of the board of directors attended at least 75% of the aggregate number of meetings of the board of directors and the committees of the board on which he or she served. The Company expects its directors to attend the annual meetings of Norstan shareholders, if possible. Norstan’s board of directors has an audit committee, a compensation committee and a corporate governance committee.

      The audit committee of Norstan’s board of directors consists of three non-employee directors: John R. Eickhoff, James E. Ousley and Mercedes Walton. The board of directors has determined that each of the audit committee members is able to read and understand fundamental financial statements. Moreover, the board of directors has determined that at least one member of the audit committee, Mr. Eickhoff, qualifies as an “audit committee financial expert” as that term is defined in Item 401(h)(2) of Regulation S-K promulgated under the Exchange Act. Mr. Eickhoff’s relevant experience includes his current service as the Chief Financial Officer of Ceridian Corporation, in which capacity he has served for over ten years. The board of directors has determined that all of the members of the audit committee qualify as “independent directors,” as such term is defined in Section 4200(a)(15) of National Association of Securities Dealers’ listing standards. The audit committee met six times during the year ended April 30, 2004. The Report of the Audit Committee is set forth below, beginning on page 13. The board of directors

9

has adopted a written charter for the audit committee, a copy of which is available at the Company’s website at www.norstan.com.

      The compensation committee of the board of directors consists of three non-employee directors: Wayne Andrews, Jagdish N. Sheth and Frank P. Russomanno. The compensation committee, which met three times during the fiscal year ended April 30, 2004 (and took formal action in writing three times), grants stock options and other incentive-compensation awards, reviews salary levels, bonuses and other matters and makes recommendations to the board of directors in connection therewith. The Compensation Committee Report on Executive compensation committee appears below. The board of directors has adopted a written charter for the compensation committee, a copy of which is available at the Company’s website at www.norstan.com.

      The corporate governance committee of the board of directors consists of three non-employee directors, all of whom qualify as independent directors under applicable rules: Mercedes Walton, John R. Eickhoff and James E. Ousley. The corporate governance committee met four times during the fiscal year ended April 30, 2004. The Governance Committee Report appears below, beginning on page 14. The board of directors has adopted a written charter for the corporate governance committee, a copy of which is available at the Company’s website at www.norstan.com.

Compensation Committee Report on Executive Compensation

      This report is submitted by the compensation committee of the board of directors. The compensation committee is responsible for developing the compensation programs for the Company’s executive officers, senior management and other key employees, and for establishing the specific short and long-term compensation elements thereunder. The compensation committee also oversees the general compensation structure for all of the Company’s senior executives. In addition, the compensation committee currently administers the Norstan, Inc. 1995 Long-Term Incentive Plan; Norstan, Inc. Restated Non-Employee Directors’ Plan; the Company’s 2000 Employee Stock Purchase Plan; and the Norstan, Inc. 2002 Long-Term Performance Plan.

      The principal objective of the Company’s executive compensation program is to enhance the Company’s long-term financial results for the benefit of the Company’s shareholders. To achieve this objective, the Company’s executive compensation program is designed to provide levels of compensation that assist the Company in attracting, motivating and retaining qualified executive officers and aligning their financial interests with those of the Company’s shareholders by providing a competitive compensation package based on corporate and individual performance. In addition, the Company performs periodic reviews of its executive compensation program to confirm the competitiveness of its overall executive compensation package as compared with companies which compete with the Company for prospective employees possessing skills necessary for successful marketing of high technology products and related services.

      Compensation under the Company’s executive compensation program consists of three principal elements: (i) cash compensation in the form of base salary, (ii) incentive compensation in the form of cash bonuses, and (iii) long-term incentive awards in the form of stock-based compensation grants and cash bonuses. In addition, the compensation program is comprised of various benefits, including medical and insurance plans, and a 401(k) retirement plan with matching Company contributions.

      Base Salary. Base salaries for each of the Company’s executive officers, including the Chief Executive Officer, are generally set within the range of salaries the compensation committee believes are paid to executive officers with comparable qualifications, experience and responsibilities at companies of similar size. In setting compensation levels, the compensation committee seeks to align total executive compensation levels with corporate performance. Accordingly, base salary levels are set at what the compensation committee believes approximate the median level of compensation paid to executive officers at companies of similar size, while endeavoring to provide relatively higher incentive award opportunities. In addition, the compensation committee generally takes into account such factors as: (i) the Company’s past financial performance and future expectations, (ii) business unit performance and future expectations,

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(iii) individual performance and experience and (iv) past salary levels. The compensation committee does not assign relative weights or rankings to these factors, but instead makes an informed, but ultimately subjective, determination based upon the consideration of all of these factors, as well as the progress made with respect to the Company’s long-term goals and strategies. Generally, salary decisions for the Company’s executive officers other than the Chief Executive Officer are made by the compensation committee near the beginning of each fiscal year based on recommendations of the Chief Executive Officer.

      Fiscal 2004 base salaries were determined after considering the base salary level of the executive officers in prior years, and taking into account for each executive officer the amount of base salary as a component of total compensation. Base salary, while reviewed annually, is only adjusted as deemed necessary by the committee in determining total compensation to each executive officer. A significant factor in setting base salary levels for each of the Company’s executive officers, other than the Chief Executive Officer, were evaluations and recommendations made by the Chief Executive Officer. The compensation committee believes that fiscal 2004 base salary levels for each of the Named Executives named in the Summary Compensation Table approximate the median salary levels for comparable positions at companies of similar size operating in the service industry.

      Incentive Compensation. Under the Norstan Annual Incentive Plan, each executive officer is eligible to receive a cash bonus at the end of the fiscal year based upon the Company’s performance. For fiscal 2004, no cash bonuses were awarded based on the Company’s profit or revenue performance; however, certain of the Company’s executive officers received a bonus as a result of Norstan’s achievement of targeted debt-reduction or other business-unit objectives. Mr. Van Beusekom received a bonus of approximately $44,000 and other executive officers received individual bonuses of less than $10,000.

Long-Term Incentive Compensation.

      Stock-Based Compensation: Stock option and restricted share grants provide executives with an additional incentive to improve the Company’s financial performance, and assist Norstan in the recruitment, motivation and retention of key professional and managerial personnel. Long-term incentive compensation in the form of stock options and restricted share grants enable officers to share in the appreciation of the value of the Company’s Common Stock. The compensation committee believes such long-term equity ownership participation more closely aligns the interests of executive officers with those of the Company’s shareholders by encouraging executive officers to enhance the value of the Company. In addition, the compensation committee believes equity ownership by executive officers helps to balance the short-term focus of annual incentive compensation with a longer-term view.

      The compensation committee periodically grants new options and restricted shares to executive officers and other employees to provide continuing incentives for future performance. When establishing stock option and restricted share grant levels, the compensation committee considers existing levels of stock ownership, previous grants of options and restricted shares, vesting schedules of outstanding options and restricted share grants, and the current price of the Company’s Common Stock. For additional information regarding the grant of options, see the table under the heading “Options Grants in Last Fiscal Year.” During fiscal year 2004, restricted share grants were awarded to Scott G. Christian and Donna M. Warner in aggregate share amounts of 50,000 and 10,000, respectively.

      Long-Term Performance Plan: Under the Norstan, Inc. 2002 Long-Term Performance Plan, executive officers may earn additional cash compensation upon the satisfaction of numerically quantifiable target objectives established by mutual agreement between the executive and the Company for a performance period generally equal to three years. No awards have been paid to date under this plan. In March 2004, the Company suspended the 2002 Long-Term Performance Plan indefinitely.

      Other Benefits. The Company also has various broad-based employee benefit plans. Executive officers generally participate in these plans on the same terms as eligible non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. The Company offers an employee stock purchase plan, under which employees may purchase Common Stock

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at a legally permitted discount, and a 401(k) retirement plan, which permits employees to invest in a variety of funds on a pre-tax basis and includes partial matching Company contributions. The Company also maintains insurance and other benefit plans for its employees.

      Other Compensation Policies. In October 2003, the Company instituted certain pay-reduction programs. In the United States, pay reductions were applicable to substantially all of the Company’s non-union employees, including its executives. As part of this program, five-percent pay reductions were instituted for Norstan’s executives. In addition, Norstan’s senior executives were subject to a roll-back of salary increases granted during the first quarter of fiscal 2004.

      Chief Executive Officer Compensation. In fiscal 2004, Mr. Granger received a base salary of $344,523, a decrease of approximately $49,708 from Mr. Granger’s salary during fiscal year 2003. The decrease in Mr. Granger’s salary was largely attributable to his departure and termination of employment with the Company in February 2004. During fiscal 2004, the compensation committee awarded Mr. Granger options covering 60,000 shares of the Company’s Common Stock all of which were forfeited upon his separation of employment with Norstan. In connection with Mr. Granger’s separation of employment, Mr. Granger was paid severance payments of approximately $72,791.

      In 2004, the Company paid Mr. Christian a base salary in an aggregate amount of $287,107 for his services as the Company’s Chief Financial Officer and, beginning in February 2004, President and Chief Executive Officer. During fiscal 2004, the compensation committee awarded Mr. Christian options to purchase an aggregate of 135,000 shares of the Company’s Common Stock.

      Tax Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the tax deduction to $1 million for compensation paid to any of the executive officers, unless certain requirements are met. The committee has considered these requirements and the related regulations. It is the present intention of the committee that, so long as it is consistent with the committee’s overall compensation objectives, substantially all executive compensation shall be deductible for federal income-tax purposes.

      The purpose of this report is to inform shareholders of the responsibilities and the philosophy of the compensation committee with respect to executive compensation. Neither this report nor the performance graph are intended to be used for any other purpose or to be incorporated by reference in any of the Company’s past or future filings with the Commission.

FRANK P. RUSSOMANNO, CHAIR
JAGDISH N. SHETH
WAYNE ANDREWS

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Audit Committee Report

      The audit committee is comprised solely of independent directors, as defined in the Marketplace Rules of The Nasdaq Stock Market, and it operates under a written charter adopted by the board of directors. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the adequacy of its charter on an annual basis.

      The purpose of the audit committee is to assist the Company Board in its general oversight of the Company’s financial reporting, internal controls and audit functions. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company’s independent registered public accounting firm, Deloitte & Touche LLP, are responsible for performing an independent audit of the consolidated financial statements in accordance with applicable auditing standards.

      Audit committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent accountants. The audit committee serves a board-level oversight role in which it provides advice, counsel and direction to management and the independent accountants on the basis of the information it receives, discussions with management and the independent accountants and the experience of the audit committee’s members in business, financial and accounting matters.

      Among other matters, the audit committee monitors the activities and performance of the Company’s independent registered public accounting firm, including the audit scope, fees, independence matters and the extent to which Norstan’s independent registered public accounting firm may be retained to perform non-audit services. The audit committee and the full board of directors have ultimate authority and responsibility to select, evaluate and, when appropriate, replace the Company’s independent registered public accounting firm. The audit committee also reviews the results of the external audit work to be performed with regard to the adequacy and appropriateness of the Company’s financial, accounting and internal controls. Management and the Company’s independent registered public accounting firm presentations to, and discussions with, the audit committee also cover various topics and events that may have significant financial effect or are the subject of discussions between management and the Company’s independent registered public accounting firm.

      For fiscal 2004, the audit committee has reviewed and discussed the consolidated financial statements with management and the Company’s independent registered public accounting firm, management represented to the audit committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee has discussed with the Company’s independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees.” The Company’s independent registered public accounting firm also provided the audit committee with the written disclosures required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and the audit committee discussed with the Company’s independent registered public accounting firm their independence.

      Based on the review and discussions referred to above, the audit committee recommended to the board of directors that Norstan’s audited financial statements for the fiscal year ended April 30, 2004 be included in the Company’s Annual Report on Form 10-K for that year. Norstan’s Annual Report on Form 10-K was filed with the Commission on July 29, 2004.

JOHN R. EICKHOFF, CHAIR
JAMES E. OUSLEY
MERCEDES WALTON

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Governance Committee Report

      The governance committee of the board of directors is made up of three or more members of the Company Board, all of whom meet the independence requirements of The Nasdaq Stock Market rules. The governance committee operates under a written charter adopted by the board of directors. The primary focus of the committee is on the broad range of issues surrounding the composition and operation of the board of directors. The committee provides assistance to the board of directors in the areas of membership selection, committee selection and rotation practices, evaluation of the overall effectiveness of the board of directors, and review and consideration of developments in corporate governance practices. The committee’s goal is to assure that the composition, practices and operation of the board of directors contribute to value creation and effective representation of the Company’s shareholders.

      Composition of Board of Directors/ Nominees. The governance committee, together with the Chair of the Board and other directors, recruits and considers director candidates and presents qualified candidates to the full board of directors for consideration. Candidates will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The committee, in collaboration with the Chair of the Board and other directors, recommends to the board of directors the nominees for all directorships to be filled by the Company Board or by the shareholders, after consideration in light of the qualifications criteria described below. The committee identifies candidates through a variety of means, including search firms, recommendations from members of the committee and the board of directors, and suggestions from other members of Company management. The committee conducts any inquiries it deems appropriate into the backgrounds and qualifications of possible candidates as directors.

      The committee, together with the Chair of the Board and other directors, also reviews and makes recommendations to the board of directors on matters such as the size and composition of the board of directors to ensure the board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds. The Chair of the Board makes offers to candidates to serve as directors of Norstan after approval of such candidates by the governance committee and the entire board of directors.

      At each annual meeting, the board of directors proposes to the shareholders a slate of nominees for election to the board. Shareholders may propose nominees (other than self-nominations) for consideration by the governance committee by submitting the names, qualifications and other supporting information to: Secretary, Norstan, Inc., 5101 Shady Oak Road, Minnetonka, Minnesota 55343. Properly submitted recommendations must be received no later than April 13, 2005 to be considered by the governance committee for inclusion in next year’s nominations for election to the board of directors. Candidates properly submitted by shareholders are evaluated in the same manner as those candidates recommended by other sources. All candidates are considered in light of the needs of the board of directors with due consideration given to the qualifications described below. To enable the committee to evaluate the candidate’s qualifications, shareholder recommendations must include the following information:

•	the name and address of the nominating shareholder and of the director candidate;

•	a representation that the nominating shareholder is a holder of record of Company shares of capital stock entitled to vote at the current year’s annual meeting;

•	a description of any arrangements or understandings between the nominating shareholder and the director candidate(s) being recommended pursuant to which the nomination(s) are to be made by the shareholder;

•	a resume detailing the educational, professional and other information necessary to determine if the nominee is qualified to hold a board position;

•	such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Commission had each nominee been nominated by the board of directors; and

•	the consent of each nominee to serve as a director of the Company, if elected.

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      Qualifications. The governance committee considers many factors when assessing the qualifications of candidates for the board of directors. Among the most important qualities candidates should possess are the highest personal and professional ethical standards, integrity and values. Candidates should be committed to representing the long-term interests of all Company shareholders. Directors must also have practical wisdom and mature judgment, and must be objective and inquisitive. Norstan recognizes the value of diversity and we endeavor to have a diverse board of directors, with experience in business, government, finance and technology, and in other areas relevant to the Company’s activities. The committee also considers the independence standards of The Nasdaq Stock Market and the Commission relating to the board of directors and its committees, and the requirement to have a sufficient number of directors with the requisite financial expertise to serve on the audit committee from time to time. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board of directors for an extended period of time. Other than as described above, the committee has not established any minimum requirements for potential directors.

MERCEDES WALTON, CHAIR
JOHN R. EICKHOFF
JAMES E. OUSLEY

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Stock Performance Graph

      The following performance graph compares cumulative total shareholder returns on Norstan’s Common Stock over the last five fiscal years, ended April 30, 2004, with The Nasdaq Stock Market (U.S. Companies) Index and the Nasdaq Non-Financial Stock Index, assuming an initial investment of $100 at the beginning of the period and the reinvestment of all dividends.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

PERFORMANCE GRAPH FOR
NORSTAN, INC.
Prepared by the Center for Research in Security Prices

	4/99	4/00	4/01	4/02	4/03	4/04

Norstan, Inc.	100	64.38	10.53	65.3	36	29.4
Nasdaq Stock Market (U.S.)	100	151.46	82.85	66.62	58.18	76.1
Nasdaq Non Financial	100	159.81	82.85	63.03	54.25	71.42

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS

AND MANAGEMENT

      The following table sets forth information as of December 22, 2004 (except as otherwise noted) regarding the beneficial ownership of Norstan’s Common Stock, its only class of equity security outstanding, by each director and executive officer of the Company (including the Named Executives), by all directors and executive officers as a group, and by each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) who is known by the Company to be the beneficial owner of more than five percent of the Company’s Common Stock:

	Amount and Nature of	Percent
Name and Address of Beneficial Owner	Beneficial Ownership(1)	Outstanding(2)

Directors and executive officers:
Paul Baszucki	731,657(3)	5.2
Scott G. Christian	256,672(4)	1.8
James C. Granger	324,650(5)	2.4
Michael E. Laughlin	144,606(6)	1.0
Roger D. Van Beusekom	209,873(7)	1.5
Donna Warner	50,013(8)	*
Larry J. Schmidt	35,500(9)	*
John R. Eickhoff	46,160(10)	*
Wayne Andrews	7,000(11)	*
Jagdish N. Sheth	93,260(12)	*
Mercedes Walton	64,650(13)	*
James E. Ousley	36,000(14)	*
Frank P. Russomanno	29,000(15)	*
Robert J. Vold	77,602(16)	*
All current directors and executive officers as a group (13 persons)	1,801,505(17)	12.1
Other beneficial owners:
Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	2,136,175(18)	15.4
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	842,000(19)	6.1
Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	963,000(20)	7.0

*	Less than one percent

(1)	Each person has sole voting and sole dispositive powers with respect to the outstanding shares held by the indicated person, except as otherwise noted.

(2)	Each figure showing the percentage of outstanding shares owned beneficially has been calculated by treating as outstanding and owned the shares which would be issuable within 60 days if stock options held by the indicated person were exercised.

(3)	Includes 570 shares owned by Mr. Baszucki’s spouse and 30,944 shares owned by a family foundation with respect to which Mr. Baszucki serves as trustee. Mr. Baszucki disclaims beneficial ownership of all such shares. Also includes 276,717 shares issuable to Mr. Baszucki upon exercise of options exercisable within 60 days.

(4)	Includes 170,101 shares issuable to Mr. Christian upon exercise of options exercisable within 60 days.

(5)	Includes 200,000 shares issuable to Mr. Granger upon exercise of options exercisable within 60 days. Mr. Granger was the Company’s President and Chief Executive Officer until February 2004, and is no longer with the Company. Information set forth in this table regarding Mr. Granger’s beneficial ownership is based upon the information available to the Company.

(6)	Includes 113,801 shares issuable to Mr. Laughlin upon exercise of options exercisable within 60 days.

(7)	Includes 21,181 shares held by a trust with respect to which Mr. Van Beusekom serves as trustee. Also includes 95,217 shares issuable to Mr. Van Beusekom upon exercise of options exercisable within 60 days.

(8)	Includes 33,302 shares issuable to Ms. Warner upon exercise of options exercisable within 60 days.

(9)	Mr. Schmidt served as the Company’s Executive Vice President of Direct Solutions until February 2004, and is no longer with the Company. Information set forth in this table regarding Mr. Schmidt’s beneficial ownership is based upon the information available to the Company.

(10)	Includes 42,500 shares issuable to Mr. Eickhoff upon exercise of options exercisable within 60 days.

(11)	Includes 7,000 shares issuable to Mr. Andrews upon exercise of options exercisable within 60 days.

(12)	Includes 67,500 shares issuable to Dr. Sheth upon exercise of options exercisable within 60 days.

(13)	Includes 52,500 shares issuable to Ms. Walton upon exercise of options exercisable within 60 days.

(14)	Includes 35,000 shares issuable to Mr. Ousley upon exercise of options exercisable within 60 days.

(15)	Includes 29,000 shares issuable to Mr. Russomanno upon exercise of options exercisable within 60 days.

(16)	Includes 47,801 shares issuable to Mr. Vold upon exercise of options exercisable within 60 days.

(17)	Includes 1,010,156 shares issuable to the Company’s current officers and directors pursuant to the exercise of options held by them and exercisable within the next 60 days.

(18)	A Schedule 13G/ A filed by Perkins Capital Management, Inc. with the Commission on February 4, 2004 states that Perkins Capital Management, Inc. has sole dispositive power with respect to such shares, and sole voting power over 433,500 shares.

(19)	A Schedule 13G filed by Dimensional Fund Advisors, Inc. with the Commission on February 6, 2004 states that Dimensional Fund Advisors, Inc. has sole voting and dispositive powers with respect to all such shares.

(20)	A Schedule 13G filed by Royce & Associates, LLC with the Commission on February 5, 2004 states that Royce & Associates, LLC has sole voting and dispositive powers with respect to all such shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The Company knows of no arrangements or understandings between a director or nominee and any other person pursuant to which any person has been selected as a director or nominee. There is no family relationship between any of the directors or executive officers of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act, as amended, requires the Company’s officers and directors, and persons owning more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership of such securities with the Commission. Officers, directors and greater-than-ten-percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company believes that the filing requirements for the last fiscal year were satisfied and that all required forms were timely filed. In making this disclosure, Norstan has relied solely on written representations of its directors, executive officers and beneficial owners of more than ten percent of Common Stock and copies of the reports that they have filed with the Commission.

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